UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

CHINA PUBLIC SECURITY TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

16942F103
(CUSIP Number)

Jiang Huai Lin
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
People’s Republic of China
(+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jiang Huai Lin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,367,935*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,367,935*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,367,935*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.8%

14	TYPE OF REPORTING PERSON
IN

* Consists of 21,717,935 shares of the Common Stock owned directly by Jiang Huai Lin and 2,650,000 shares held by Total Device Management Limited, an entity controlled by Jiang Huai Lin, which makes him the beneficial owner of those shares.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Total Device Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,650,000*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,650,000*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,650,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON
CO

* Total Device Management Limited is controlled by Jiang Huai Lin, which makes him the beneficial owner of these 2,650,000 shares of the Common Stock.

Item 1. Security and Issuer.

The name of the issuer is China Public Security Technology, Inc., formerly, Irish Mag, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. This statement relates to the Company’s common stock, $0.01 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a)-(f). This Schedule 13D/A is being filed by Mr. Jiang Huai Lin, a citizen of the People’s Republic of China (the "Reporting Person"). The principal address of the Reporting Person is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Reporting Person is the President and Chief Executive Officer of the Company. The Reporting Person is also the 100% owner of Total Device Management Limited, a company formed in the People’s Republic of China, with its principal executive offices at 3505-06, 35/F Edinburg Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to a Rescission; Termination and Share Exchange Agreement, dated January 31, 2007, by and among the Reporting Person, the Company and other parties thereto (the "Restructuring Agreement"). The Restructuring Agreement rescinded and restructured a series of transactions through which the Reporting Person held previously reported securities and reissued the securities covered by this statement to the Reporting Person. Pursuant to the Restructuring Agreement, 3,150,000 shares of Common Stock were cancelled and then reissued indirectly to the Reporting Person through Total Device Management Limited and 21,717,935 shares of Common Stock were cancelled and then reissued directly to the Reporting Person. On August 29, 2007, the Reporting Person disposed of 500,000 shares of Common Stock held through Total Device Management Limited, pursuant to a stock purchase agreement ("Stock Purchase Agreement") between the Reporting Person and Mr. Cheng Dong Huang, for a purchase price of $6.00 per share, or $3,000,000 in the aggregate. The foregoing description of the Restructuring Agreement and the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Restructuring Agreement, which is filed as Exhibit 10.5 attached to the Current Report on Form 8-K filed by the Company on February 1, 2007, and is incorporated herein by reference, and to the full text of the Stock Purchase Agreement, which is attached hereto as Exhibit 10.1.

All the securities covered by this statement, except for the 500,000 shares of Common Stock disposed of under the Stock Purchase Agreement, are subject to a one year lockup period, pursuant to a Lockup Agreement (the "Lockup Agreement"), dated January 31, 2007, between the Company and the Reporting Person. Furthermore, as a condition to the closing of a Securities Purchase Agreement, dated January 16, 2007, among the Company and two accredited investors, on January 31, 2007, the Reporting Person pledged to transfer to the investors up to 7,894,736 shares of Common Stock owned by him, if the Company does not achieve certain economic milestones for each of its 2007 and 2008 fiscal years (the "Make Good"). For more details regarding the Lockup Agreement and the Make Good see the Current Report on Form 8-K filed by the Company on February 1, 2007.

The Reporting Person used his personal funds to acquire the original shares directly owned by him and Total Device Management Limited used its own working capital.

Item 4. Purpose of Transaction.

The Reporting Person holds the securities directly and indirectly through Total Device Management Limited solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of 24,367,935 shares of the Common Stock, representing 61.8% of the outstanding shares of the Common Stock. The Reporting Person does not own any other securities of the Company.

(b)

The Reporting Person has the sole power to vote and dispose of 24,367,935 shares.

(c)

The Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on February 1, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

Title

10.1*

Rescission; Termination and Share Exchange Agreement, dated January 31, 2007, among Shenzhen iASPEC Software Engineering Company Limited, the shareholders of iASPEC who are signatories thereto, including Jiang Huai Lin, Bo Hai Wen Technology (Shenzhen) Company Limited, China Public Security Holdings Limited and Irish Mag, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on February 1, 2007).

10.2*

Lockup Agreement, dated January 31, 2007, among the Irish Mag, Inc. and the stockholders signatory thereto (incorporated by reference to Exhibit 10.4 of the current report on Form 8-K filed by the Company on February 1, 2007).

10.3*

Make Good Escrow Agreement, dated January 31, 2007, among Irish Mag, Inc., Mr. Jiang Huai Lin, the investors signatory thereto, Roth Capital Partners, LLC and Securities Transfer Corporation, as escrow agent (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the Company on February 1, 2007).

10.4

Stock Purchase Agreement, dated August 29, 2007, among Jiang Huai Lin and Mr. Cheng Dong Huang.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2007

/s/ Jiang Huai Lin
JIANG HUAI LIN